Exhibit 99.5

NICE Wins Multi-Channel Customer Service Excellence
Awards at Brazilian Industry Event CONAREC 2013

NICE is recognized for its analytics solutions, which offer real-time customer insights to help organizations deliver an exceptional experience across a customer’s journey

Ra’anana, Israel, September 24, 2013 – NICE Systems (NASDAQ: NICE) today announced that it is the recipient of two Multi-Channel Customer Service Excellence Awards – for Intelligent Analytics and Digital Recording – in the Product of the Year category. The awards ceremony took place during the opening night of the CONAREC 2013 conference in São Paulo, Brazil on September 16, and the products were showcased in a keynote session led by NICE, titled “The Many Ways to Get Closer.”

The Multi-Channel Customer Service Excellence Awards recognize leading companies that significantly impact operational efficiency and deliver superior customer service in their contact centers and throughout their business. The Intelligent Analytics award was accepted by Luiz Camargo, General Manager Southern Cone, NICE.

“We are honored to have received these prestigious awards for customer service excellence,” said Camargo. “The recognition by our customers and colleagues reinforces NICE’s goal to help organizations get closer to their customers and provide superior service throughout the entire, multi-channel customer journey.”

NICE’s Customer Interaction Management solutions enable organizations to impact the full lifecycle of every customer interaction. They help organizations learn more about their customers, engage their employees to provide excellence service, act in real time and close the loop to drive improvement across the enterprise. Driven by real-time, cross-channel analytics and Voice of the Customer insights, companies can transform the valuable yet hidden information in their customer interactions from voice, web, email and online chat conversations into business results. These targeted solutions help organizations enhance the customer experience and continuously improve employee performance and optimize service, sales, marketing and compliance processes.

CONAREC is Brazil’s largest event dedicated to customer relationship management (CRM) and customer experience management (CEM). Thousands of executives from the industry’s most prominent global and local organizations gathered to share innovative ideas and valuable best practices for improving their business operations.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Camargo, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.